SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Granite City Food & Brewery Ltd.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

38724Q 404

(CUSIP Number of Class of Securities (Underlying Common Stock))

James G. Gilbertson
Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota  55416
(952) 215-0660

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Avron L. Gordon, Esq.
Brett D. Anderson, Esq.
2200 IDS Center
80 South Eighth Street

Minneapolis, Minnesota  55402-2157
(612) 977-8400

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*                    Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On March 17, 2011, Granite City Food & Brewery Ltd. (“Granite City” or the “Company”) filed a Preliminary Proxy Statement (Amendment No. 1) for the 2011 Special Meeting of Shareholders of the Company to be held on April 26, 2011 (the “Proxy Statement”), which contains a proposal to be submitted to the Company’s shareholders to approve a one-time stock option exchange program for employees (the “Option Exchange Program”).  The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.  The proposed Option Exchange Program will only be commenced if the Company’s shareholders approve the proposed Option Exchange Program.

Key legal disclosure

The Option Exchange Program has not yet commenced.  Granite City will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program, including the interests of our executive officers in the Option Exchange Program.

In connection with the proposal to be voted on by Granite City’s shareholders to authorize the Option Exchange Program, Granite City has filed a preliminary proxy statement (amendment no. 1) with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.  Granite City’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with the respect to the Option Exchange Program.

Granite City’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by Granite City with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option holders may obtain free copies of the documents filed by Granite City with the SEC by directing a written request to: Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood.

Item 12. Exhibits.

Exhibit
Number	Description

99.1

Preliminary Proxy Statement (Amendment No. 1) for the 2011 Special Meeting of Shareholders (incorporated by reference to the Preliminary Proxy Statement (Amendment No. 1) on Schedule 14A filed with the Securities and Exchange Commission on March 17, 2011).

99.2	Communication from the Company’s President and Chief Executive Officer to certain option holders regarding the proposed Option Exchange Program, dated February 15, 2011.*

99.3	Basic information regarding the proposed Option Exchange Program, dated February 15, 2011.*

99.4	E-mail from the Company’s Chief Financial Officer to managers regarding the proposed Option Exchange Program, dated February 15, 2011.*

99.5	Questions and Answers regarding the proposed Option Exchange Program, dated February 15, 2011.*

* Previously filed.